Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Universal Truckload Services, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-123385) on Form S-8 of Universal Truckload Services, Inc. and subsidiaries (the Company) of our reports dated March 18, 2013, with respect to the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Detroit, Michigan

March 18, 2013